F R I E D M A N B I L L I N G S R A M S E Y

December 13, 2004

Friedman, Billings, Ramsey & Co., Inc.
1001 19th Street North
Arlington, Virginia 22209

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Feldman Mall Properties, Inc. Registration Statement on Form S-11 (File No. 333-118246)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we, on behalf of ourselves and the several Underwriters, wish to advise you that in connection with the above-captioned Registration Statement, copies of the Preliminary Prospectus dated November 24, 2004 were distributed during the period November 24, 2004 through December 14, 2004 as follows:

Preliminary Prospectus

35	to	Underwriters
9	to	Dealers
805	to	Institutions
2,808	to	Other
3,657		Total

     Reference is made to the letter from Feldman Mall Properties, Inc. (the “Company”), dated December 13, 2004, requesting effectiveness of the Registration Statement at 3:00 p.m., Eastern Standard Time on December 15, 2004. In accordance with Rule 461 of the General Rules and Regulations under the Securities Act, we hereby join in the request of the Company for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3:00 p.m. Eastern Standard Time on December 15, 2004, or as soon thereafter as practicable.

Very truly yours,

FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

By:	/s/ James R. Kleeblatt Name: James R. Kleeblatt Title: Senior Managing Director